SEC FILE NUMBER 001-34835

CUSIP NUMBER 29404K106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Envestnet, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

35 East Wacker Drive, Suite 2400

Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60601

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Registrant’s Current Report on Form 8-K filed on February 14, 2013, in January 2013, it was determined that certain services that McGladrey LLP (“McGladrey”), the Registrant’s former independent registered public accountants, had provided in prior years to the Registrant may be inconsistent with the Securities and Exchange Commission’s rules on auditor independence. Following discussions between McGladrey, the Registrant and the staff of the Securities and Exchange Commission (the “Commission”) regarding the application of the Commission’s independence rules to the aforementioned services, the Registrant’s Audit Committee terminated McGladrey as the Registrant’s independent registered public accountants on February 13, 2013.

On February 14, 2013, the Registrant’s Audit Committee engaged KPMG LLP (“KPMG”) as its independent registered public accounting firm for the Registrant’s fiscal year ended December 31, 2012 and to re-audit the Registrant’s financial statements for the year ended December 31, 2011. This decision was made in light of the current regulatory environment and to ensure independent audit opinions are provided on those financial statements.

As a result of the termination of McGladrey and engagement of KPMG in February 2013, the Registrant is unable to have the audit of the Registrant’s financial statements for the fiscal year ended December 31, 2012, the audit of internal control over financial reporting as of December 31, 2012, and the re-audit of the Registrant’s financial statements for the year ended December 31, 2011 completed within the prescribed time period without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Peter H. D’Arrigo	312	827-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues from assets under management (“AUM”) and assets under administration (“AUA”) increased 28% to $127.2 million for 2012 from $99.2 million for the prior year period; total revenues, which include licensing and professional services fees, increased 28% to $157.3 million for 2012 from $123.2 million for the prior year period.

Total operating expenses for the year ended December 31, 2012 increased 38% to $154.5 million from $111.8 million in the prior year period. Cost of revenues increased 31% to $56.1 million for the year ended December 31, 2012 from $42.8 million in the prior year period due to the increase in revenue from AUM or AUA and additional cost from acquired businesses. Compensation and benefits increased 37% to $55.3 million for the year ended December 31, 2012 from $40.3 million in the prior year period due to higher personnel cost from completed acquisitions, as well as higher stock-based compensation expense. General and administration expenses increased 40% to $30.6 million for the year ended December 31, 2012 from $21.9 million in the prior year period, primarily due to transaction costs related to the completed acquisitions, and ongoing expense from the acquired companies.

Income from operations was $2.7 million for the year ended December 31, 2012 compared to $11.4 million in the prior year period. Net income was $1.4 million, or $0.04 per diluted share, for the year ended December 31, 2012 compared to $7.6 million, or $0.23 per diluted share, for the prior year period.

Envestnet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 19, 2013	By	/s/ Peter H. D’Arrigo
	Name	Peter H. D’Arrigo
	Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.